SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant    ☐

Filed by a Party other than the Registrant    ☒

Check the appropriate box:

☒ Preliminary Proxy Statement	☐ Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐    Definitive Proxy Statement

☐    Definitive Additional Materials

☐    Soliciting Material Pursuant to Rule 14a-12

COMPUTER ASSOCIATES INTERNATIONAL, INC.
(Name of Registrant as Specified in its Charter)

RANGER GOVERNANCE, LTD.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

☒    No fee required.

☐    Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐    Fee paid previously with preliminary materials.

☐    Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

July [    ], 2001

Dear Fellow Stockholder:

We believe that Computer Associates International, Inc. is broken—but we think we have the team and a plan to fix it.

          Ranger believes that Computer Associates, under its current Board of Directors and senior management, has

•	Consistently under-performed against its peer companies, managing a negative 14% return for stockholders over the past five years—versus a positive 169% return for the software industry;

•	Allowed accounting controversy to damage its credibility; and

•	Compensated its top executives lavishly while stockholders lost value.

The Right Leadership for Computer Associates

          To provide what we believe is the right leadership for the future of Computer Associates, Ranger has assembled a slate of independent director nominees comprised of people who have in-depth experience and proven records of performance in the financing, management and governance of growing software, computer, technology and communications companies. Ranger’s nominees are: Richard J. Agnich, Robert E. Cook, Dennis Mitchell Crumpler, Mark Cuban, Dixon Doll, Dr. Wendy Lee Gramm, Stephen E. Perkins, Cece Smith, Elizabeth VanStory and Sam Wyly.

The Right Plan for Computer Associates

          Ranger has put together a comprehensive plan which we believe will realize the full potential of Computer Associates’ winning products, people and customers, and achieve substantial new growth and success. Ranger plans to:

•
Seek to increase the value of Computer Associates, which we believe can be accomplished by reorganizing it into four independent business groups—Storage Management; Security Management; Systems Management; and Knowledge Management.

•	Recruit, or promote from within, as many as four world-class CEOs and senior management teams to run the four business groups into which Ranger intends to allocate Computer Associates’ 800 products.

•
Implement a program of continuous product innovation, while actively exploring opportunities to expand Computer Associates’ current mix of products and services through cost-effective strategic acquisitions and investments in research and development.

•
Revise corporate governance to assure unimpeachable business ethics and credibility by focusing board review and action through four committees—Audit and Governance; Human Resources and Compensation; Product Development and Acquisition; and Strategy and Organization.

•	Build a corporate culture that is customer-focused and treats valued employees with the respect that their hard work and achievement deserve.

A Time for Change at Computer Associates

          We believe the time for change at Computer Associates is now. Ranger is confident that it can fix the problems at Computer Associates—with this team and this plan—so we can build value for stockholders. That is why we are asking you to elect our nominees to the Computer Associates’ Board of Directors.

          Your vote is extremely important.    Whether or not you plan to attend the 2001 annual meeting of Computer Associates, we urge you to vote for the election of the Ranger nominees by signing, dating and returning the enclosed GREEN proxy card. A postage-paid envelope is enclosed for your convenience.

          If you have any questions or require any assistance in executing or delivering your proxy, please call our proxy solicitor, Morrow & Co. at 1-800-607-0088.

Sincerely,

Ranger Governance, Ltd.
Preliminary Copy.
Subject to completion. July 19, 2001.

ANNUAL MEETING OF STOCKHOLDERS OF
COMPUTER ASSOCIATES INTERNATIONAL, INC.
AUGUST 29, 2001

PROXY STATEMENT OF
RANGER GOVERNANCE, LTD.

          This proxy statement and the enclosed GREEN proxy card are being furnished to you, the stockholders of Computer Associates International, Inc. (“Computer Associates” or the “Company”), in connection with the solicitation of proxies by Ranger Governance, Ltd. (“Ranger”) for use at the 2001 annual meeting of stockholders of Computer Associates, and at any adjournments, postponements or reschedulings thereof (the “2001 Annual Meeting”).

          Ranger is soliciting proxies to take the following actions at the 2001 Annual Meeting:

          (1) to elect Richard J. Agnich, Robert E. Cook, Dennis Mitchell Crumpler, Mark Cuban, Dixon Doll, Wendy L. Gramm, Stephen R. Perkins, Cece Smith, Elizabeth Ann VanStory and Sam Wyly to the board of directors of Computer Associates, each to serve until the 2002 annual meeting of stockholders of Computer Associates and until their respective successors are duly elected; and

(2) to transact any other business that is properly brought before the 2001 Annual Meeting.

          The 2001 Annual Meeting is scheduled to be held on Wednesday, August 29, 2001 at 10:00 a.m. Eastern Daylight Time at the Wyndham Wind Watch Hotel, located at 1717 Motor Parkway, Islandia, New York. Computer Associates has set July 5, 2001 as the record date for determining stockholders entitled to notice of and to vote at the 2001 Annual Meeting.

          Information concerning Ranger, its nominees and other persons who are participants in its solicitation of proxies is provided in this proxy statement under the headings “Election of Directors” and “Information About the Participants” and in Annex A.

* * * * * * *

          A proxy may be given by any person who held shares of Computer Associates common stock on July 5, 2001, the record date for the 2001 Annual Meeting. Whether or not you plan to attend the 2001 Annual Meeting, you are urged to sign and date the enclosed GREEN proxy card and return it in the postage-paid envelope provided. Your latest-dated proxy is the only one that counts, so you may return the GREEN proxy card even if you have already delivered a proxy. We urge you not to return any proxy sent to you by Computer Associates.

* * * * * * *

          The date of this proxy statement is July [    ], 2001. This proxy statement and the enclosed GREEN proxy card are first being sent or given to stockholders of Computer Associates on or about July [    ], 2001.

INTRODUCTION

          At the 2001 Annual Meeting, ten persons will be elected as directors of Computer Associates to hold office until the 2002 annual meeting and until their successors have been elected and qualified or until their earlier death, resignation or removal.

          In accordance with Computer Associates’ by-laws, Ranger has provided written notice to the secretary of Computer Associates of its intent to nominate for election to the Board at the 2001 Annual Meeting, and is soliciting your proxy in support of the election of, Richard J. Agnich, Robert E. Cook, Dennis Mitchell Crumpler, Mark Cuban, Dixon Doll, Wendy L. Gramm, Stephen R. Perkins, Cece Smith, Elizabeth Ann VanStory and Sam Wyly. We believe the Ranger nominees are highly qualified individuals based on their extensive business and professional experience. For more information regarding the Ranger nominees, see “The Election of Directors — Information About Our Nominees.”

          YOUR VOTE IS IMPORTANT SO PLEASE SIGN, DATE AND MAIL YOUR GREEN PROXY CARD AT YOUR EARLIEST CONVENIENCE.

          If you have any questions concerning this proxy statement or need help voting your shares, please call:

445 Park Avenue
New York, NY 10022
1-800-607-0088

WHY THE CURRENT BOARD OF DIRECTORS
OF COMPUTER ASSOCIATES MUST GO

          We believe that it is time to change the Board of Directors and senior management at Computer Associates. The reasons for our belief are numerous and include the following:

We believe that Computer Associates’ management has produced poor financial results.

•	Computer Associates’ five-year total return for the period ended March 31, 2001 has been a negative 14%, versus 169% for the Standard & Poor’s Computer Software and Services Index.(1)

•
On December 31, 2000, Computer Associates’ debt to equity ratio was over three times the average debt to equity ratio of the 19 companies that comprise the Standard & Poor’s Computer Software and Services Index.(2)

•	Computer Associates’ net working capital decreased more than $500 million, or 64%, from March 31, 2000 to March 31, 2001, to $357 million.(3)

We believe that the credibility of Computer Associates’ management has been damaged by accounting controversy.

•
As reported in the New York Times on April 29, 2001, according to more than a dozen former employees and independent industry analysts, Computer Associates “. . . has used accounting tricks to systematically overstate its profits and revenues for years” and that “[t]he practices were so widespread that employees joked that C.A. stood for “Creative Accounting.”(4)

•
Computer Associates has disputed the findings of the New York Times article but, based on its contacts with members of the financial community, Ranger believes that Computer Associates’ financial results are questioned by many investment professionals.

We believe that Computer Associates’ treatment of its employees and customers has been publicly challenged.

•
As reported in the New York Times on March 20, 2001 and April 29, 2001, serious questions and concerns were raised about Computer Associates’ treatment of employees in recent firings and about its relationships with customers.(5)

We believe that Computer Associates compensated its top executives lavishly while stockholders lost value.

•
In 1995, Computer Associates granted Charles Wang, Sanjay Kumar and Russell Artzt the right to receive up to six million shares of restricted stock vesting March 31, 2000. These shares automatically vested, however, if Computer Associates’ shares traded above $180 ($53.33 after taking into account three 3-for-2 splits of Computer Associates’ stock) for 60 days within a 12-month period.(6)

(1)	Definitive proxy statement filed by Computer Associates on July 18, 2001.
(2)
Based upon information filed by each company with the Securities and Exchange Commission. The information is available through www.Quicken.com. December 31 is the most recent date for which a comprehensive comparison is available.

(3)	Publicly available data of Computer Associates.
(4)
“A Software Company Runs Out of Tricks: The Past May Haunt Computer Associates” by Alex Berenson, published in New York Times on April 29, 2001. The publisher has not consented to the use of these quotations or article.

(5)
“Questions on Firings and Severance at Computer Associates” by Alex Berenson, published by the New York Times on March 20, 2001 and “A Software Company Runs Out of Tricks: The Past May Haunt Computer Associates” by Alex Berenson, published in New York Times on April 29, 2001. The publisher has not consented to the use of these articles.

(6)
1995 Key Employee Stock Ownership Plan of Computer Associates, filed as Exhibit B to Computer Associates’ definitive proxy statement dated July 7, 1995. The plan, including the restricted stock grants, was approved by Computer Associates’ stockholders upon the recommendation of Computer Associates’ Board of Directors.

•
In May 1998 this condition was satisfied and over $1.1 billion in Computer Associates stock held by Messrs. Wang, Kumar and Artzt became vested. The number of shares that vested included shares received as a result of the stock splits.

•	About two months after the shares vested, Computer Associates announced slowing sales and its stock price dropped significantly.

•
Thereafter, two stockholder lawsuits were filed in Delaware challenging the number of shares Messrs. Wang, Kumar and Artzt received under the plan. The lawsuits alleged that the plan did not provide for an increase in the number of shares as a result of the stock splits. In settlement of these lawsuits, Messrs. Wang, Kumar and Artzt agreed to return an aggregate of 4.5 million Computer Associates shares.

•
According to a report in Business Week in April 2000, a few months prior to the settlement, Mr. Wang said that he was not worried about losing in Delaware. Mr. Wang said “I know my directors, my comp committee. They’ll make me whole.”(7)

•	An investment of $100 in Computer Associates common stock on March 31, 1996 would have been worth only $86 on March 31, 2001, even assuming re-investment of all dividends.(8)

THE RANGER PLAN

Ranger’s Objectives

          Ranger’s objectives are to:

•	Restore Computer Associates’ credibility with investors, customers and employees;

•	Create four decentralized business groups that will allow Computer Associates flexibility to innovate across key business areas;

•	Provide industry leading support to existing and new products and services;

•	Foster superior customer service and relationships;

•	Create an entrepreneurial work environment based upon empowering employees; and

•	Accelerate growth and build stockholder value.

Ranger’s Plan

          Ranger has put together a comprehensive plan which we believe will realize the full potential of Computer Associates’ winning products, people and customers, and to achieve substantial new growth and success. Ranger plans to:

•
Seek to increase the value of Computer Associates, which we believe can be accomplished by reorganizing it into four independent business groups—Storage Management; Security Management; Systems Management; and Knowledge Management.

•	Recruit or promote from within, as many as four world-class CEOs and senior management teams to run the four business groups into which Ranger intends to allocate Computer Associates’ 800 products.

•
Implement a program of continuous product innovation, while actively exploring opportunities to expand Computer Associates’ current mix of products and services through cost-effective strategic acquisitions and investments in research and development.

(7)	“The Package That Launched a Dozen Lawsuits” by Anthony Banco, published in Business Week on April 17, 2000. The publisher has not consented to the use of this quotation or article.
(8)	Definitive proxy statement filed by Computer Associates on July 18, 2001.

•
Revise corporate governance to assure unimpeachable business ethics and credibility by focusing Board review and action through four committees—Audit and Governance; Human Resources and Compensation; Product Development and Acquisition; and Strategy and Organization.

•	Build a corporate culture that is customer-focused and treats valued employees with the respect that their hard work and achievement deserve.

Ranger’s Commitment

          Ranger’s nominees have decades of collective management and investment experience with growing software, computer, technology and communications companies. They are wholly independent of Computer Associates’ current management and are committed to increasing stockholder value through the proposed plan. No assurance can be given that electing the Ranger nominees will enhance stockholder value. Ranger’s nominees, if elected, are committed to acting in the best interest of Computer Associates’ stockholders and, subject to their fiduciary duties as directors of Computer Associates, will pursue the proposed plan diligently and promptly. No stockholder vote will be required for implementation of Ranger’s plan (including reorganizing Computer Associates into four independent business groups) and none is contemplated.

          We urge you to sign, date and return the enclosed GREEN proxy card (and not to return any proxy card sent to you by Computer Associates) to help us pursue the Ranger plan.

ELECTION OF DIRECTORS

          Computer Associates’ board of directors currently consists of one class of ten directors. We anticipate that ten directors will be elected at the 2001 Annual Meeting, each to serve until the 2002 annual meeting of stockholders of Computer Associates and until his or her successor is elected and qualified.

          Our nominees are Richard J. Agnich, Robert E. Cook, Dennis Mitchell Crumpler, Mark Cuban, Dixon Doll, Wendy L. Gramm, Stephen R. Perkins, Cece Smith, Elizabeth Ann VanStory and Sam Wyly. Based on their extensive business and professional experience, we believe that our nominees are highly qualified to serve as directors of Computer Associates. In accordance with Computer Associates’ by-laws, we have provided written notice to Computer Associates of our intent to nominate our nominees for election to Computer Associates’ board of directors at the 2001 Annual Meeting. Each Ranger nominee has consented to serve as a director of Computer Associates if elected and to be named in this proxy statement and in Ranger’s other soliciting materials as a Ranger nominee.

Information About Our Nominees

          Each Ranger nominee has furnished the information about him or her that is provided in this proxy statement. Additional disclosure regarding our nominees and the other participants in our solicitation can be found on Annex A to this proxy statement.

Name and Business Address	Age	Present Principal Occupation and Five Year Business Experience
Richard J. Agnich 8525 Ferndale Rd. Dallas, Texas 75238	57	Mr. Agnich presently manages personal investments through The Agnich
Partners, Ltd. family limited partnership. From 1988 until January 20,
2001, he served as Senior Vice President, Secretary and General Counsel
of Texas Instruments Incorporated. He continued to serve as its Senior
Vice President and Secretary until his retirement on May 1, 2001.

Robert E. Cook Royal Wulff Ventures, LLC 572 Park Ave., 2nd Floor P.O. Box 1536 Park City, Utah 84060	60	Mr. Cook is a managing partner in the venture capital firm of Royal
Wulff Ventures, LLC and has been Chairman and Chief Executive
Officer of Sigaba Corporation, a San Mateo, CA based vendor of secure messaging software products, since April 2001. Mr. Cook was founder,
Chairman and Chief Executive of Systems Center, Incorporated, an
enterprise systems software company, from 1981 until 1993, when it was sold to Sterling Software. Mr. Cook is a seed investor and former director of webMethods Inc., a provider of business-to-business, Internet-
oriented products, a seed investor and director of Spontaneous Networks
Inc., a Bethesda, MD based vendor of products that simplify
management of complex networks and a director of Gainskeeper, Inc., a
Boston based producer of internet oriented financial services. Mr. Cook is also a member of the advisory board of Baltimore-based ABS
Ventures IV and an officer and director of Pitchfork Management, a
Utah-based real estate construction firm.

Dennis Mitchell Crumpler CIMCO LLC 50 Old Vermont Place Atlanta, GA 30328	48	Since July 1998, Mr. Crumpler has been General Partner of CIMCO,
LLC, an investment management company that is responsible for
Crumpler family assets and includes an early stage venture fund. Since last year, he has served as a trusteeof the Southern Environmental Law
Center. He founded XcelleNet, Inc. in 1986 and served as its Chairman,
Name and Business Address	Age	Present Principal Occupation and Five Year Business Experience
President and CEO from 1986 to 1989 and Chairman and CEO from
1989 to July 1998, when it was acquired by Sterling Commerce, Inc.
During his tenure, it developed into an industry leader in systems management for large-scale remote and mobile systems; the company went public in 1994. From 1998 to 2000, he served as vice chairman of
Green Mountain Energy. In 1983, he co-founded Sales Technologies,
Inc., a successful pioneer in field sales automation software that was sold to Dun & Bradstreet in 1989. He began his career as a consultant for
McKinsey and Company, where he worked from 1982 to 1983.

Mark Cuban Dallas Mavericks 2909 Taylor St. Dallas, Texas 75214	42	Mr. Cuban co-founded Broadcast.com in 1995, changing the Internet from a static, text-based medium into a dynamic, multimedia-rich broadcast medium, and served as its President and Chairman of the
Board from May 1995 to May 2000. Broadcast.com became the leading destination for audio and video on the Internet, and was acquired by
Yahoo! in 1999. In 1983, Cuban founded MicroSolutions and developed it into one of the leading systems integration firms in the U.S. Cuban sold MicroSolutions to CompuServe in 1990 and later became President of Radical Computing, a venture capital and investment company specializing in high technology companies. He has been the owner of the
Dallas Mavericks, a professional basketball team, since January 2000.

Dixon Doll DCM Doll Capital Management 3000 Sand Hill Road Bldg. 3, Suite 225 Menlo Park, California 94025	58	Mr. Doll founded DCM Doll Capital Management, an early stage technology venture capital firm, in 1996 and has served as its Managing
General Partner since then. Before founding DCM, he spent eight years at Accel Partners, where he co-founded the venture capital industry’s first focused telecom fund. Doll is also the founder of strategy consulting firm
DMW Group and has helped organize and fund Foundry Networks,
Internap Network Services, Centillion Networks, Bridge
Communications, Alantec, IPivot, About.com, International
Manufacturing Services and Network Equipment Technologies.

Wendy L. Gramm Mercatus Center 3401 N. Fairfax Dr., Suite 450 Arlington, Virginia 22201	56	Dr. Gramm has served as a Distinguished Senior Fellow and Director of the Regulatory Studies Program of the Mercatus Center at George Mason
University since 1996. From February 1988 until January 1993, Dr.
Gramm served as Chairman of the Commodity Futures Trading
Commission in Washington, D.C. Dr. Gramm is a director of Enron
Corp., IBP, inc., State Farm Insurance Co., Longitude, Inc. and Invesco
Funds. Dr. Gramm was also a director of the Chicago Mercantile
Exchange from 1994 until December 31, 1999.

Stephen R. Perkins 4505 Windsor Ridge Dr. Irving, Texas 75038	57	Mr. Perkins is presently a self-employed investor. He is the co-founder, and, until earlier this year, was Executive Vice President and
Communications Software Group President of Sterling Commerce Inc.,
an industry leader in business-to-business e-commerce and a unit of SBC
Communications.During his seven year tenure at Sterling Commerce, he grew a division from revenues of $35 million and 150 domestic employees to one with revenues of $200 million and 1,000 employees worldwide, and transitioned that division through a spin-off from Sterling
Software and subsequent acquisition. He also spent 16 years at UCCEL, where he was part of a team that created the first systems software package ever commercially sold to the information technology industry.

Name and Business Address	Age	Present Principal Occupation and Five Year Business Experience
Cece Smith Phillips-Smith-Machens Venture Partners 5080 Spectrum Drive, Suite 805 West Addison, Texas 75001	56	Since 1986, Ms. Smith has been a general partner of Phillips-Smith-
Machens Venture Partners, a venture capital investment firm that specializes in retail and e-commerce investments. She has been a director of Cheap Tickets, Inc. since July 1997 and previously served as a director of publicly-held retailers BizMart, Inc., A Pea in the Pod, Inc.
and Hot Topic, Inc. Ms. Smith served as a director from 1992 to 1997 and as Chairman from 1994 to 1996 of the Federal Reserve Bank of
Dallas.

Elizabeth Ann VanStory Thinkout 2755 Franklin St., #8 San Francisco, California 94123	39	Ms. VanStory has been President of Thinkout, a consulting firm, since
January 2001 and a director of Michaels Stores, Inc. since July 1999. She served as President of iMotors.com, a used car retailer, from June 1999 to October 2000. From 1997 to June 1999, Ms. VanStory was Vice
President of OfficeDepot.com, an office products retailer and a division of Office Depot, Inc. From 1995 to 1997, she served as Vice President and General Manager of New Media for The Weather Channel. Ms.
VanStory began her career in interactive media as Director of Marketing for Bell Atlantic Video Services, where she served from 1992 to 1995.
From 1988 to 1992, she held several marketing positions with MCI
Telecommunications Corporation. Ms. VanStory was previously a director of shop.org, an online retailing association.

Sam Wyly Ranger GP Governance, L.L.C. 300 Crescent Court Suite 1000 Dallas, Texas 75201	65	Mr. Wyly is the sole manger of Ranger GP Governance, L.L.C., which is the general partner of Ranger. He has served as Chairman of the Board of Michaels Stores, Inc., an arts and crafts retailer, since 1984 and as
Chairman of the Board of Green Mountain Energy, a clean energy provider, from March 1999 to August 2000. Mr. Wyly is an entrepreneur who has created and managed several public and private companies. He founded University Computing Company, which became one of the first computer utility networks and one of the first software products companies. He was a founder and, until its acquisition by Computer
Associates in March 2000, was Chairman and a director of Sterling
Software, Inc., a worldwide supplier of software products. He was also
Chairman of the Executive Committee and a director of Sterling
Commerce, Inc., until its March 2000 acquisition by SBC
Communications Inc., and was Chairman and a director of Scottish
Annuity & Life Holdings, Ltd., a variable life insurance and reinsurance company. He was also a founding partner of Maverick Capital, Ltd., a manager of equity hedge funds.

           Except for Sterling Software, Inc., no corporation or organization identified in the preceding table is an affiliate of Computer Associates. The present principal occupation of each director nominee is the first occupation described in his or her biography, except that Mr. Cuban’s present principal occupation is serving as owner of the Dallas Mavericks.

          Each Ranger nominee (other than Sam Wyly) has entered into a letter agreement with Ranger that provides that Ranger will pay the Ranger nominee any out-of-pocket expenses and/or losses incurred by such nominee that arise from investigating or defending any claim brought against him or her with respect to actions taken in connection with the solicitation of proxies to which this proxy statement relates, other than claims resulting from the nominee’s bad faith, willful misconduct or gross negligence. Each letter agreement also provides that if the nominee is elected to the board of directors of Computer Associates, Ranger will grant him or her an economic interest in 20,000 options to purchase Computer Associates’ common stock presently held by Ranger (the “Options”). The Options expire on October 6, 2006 and have an exercise price of $25.071 per share. Ranger will pay each elected Ranger nominee the fair market value of 20,000 Options on the earlier of (i) the date the Options expire and (ii) the date Ranger has exercised or otherwise disposed of an aggregate of 140,000 Options after the date of such letter agreements.

          Each of Ranger’s nominees, if elected, will be entitled to receive compensation customarily paid by Computer Associates to its independent directors, which is described in the definitive proxy statement filed by Computer Associates on July 18, 2001.

          We have no reason to believe that any of the Ranger nominees will be disqualified or unwilling or unable to serve if elected. Ranger reserves the right to nominate substitute persons if Computer Associates makes or announces any changes to its by-laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Ranger nominees. In addition, if any additional directorships are to be voted upon at the 2001 Annual Meeting, Ranger reserves the right to nominate additional persons to fill the added positions. Shares represented by proxies given to us will be voted for any substitute or additional nominees of Ranger.

* * * * * *

          When you return the GREEN proxy card, you will be voting for the Ranger nominees to serve as directors, unless you appropriately indicate otherwise.

          Ranger believes that it is in the best interest of stockholders to elect the Ranger nominees at the 2001 Annual Meeting. We strongly recommend that you vote “for” the election of the Ranger nominees.

* * * * * *

          Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the 2001 Annual Meeting, please sign and date the enclosed GREEN proxy card and return it in the envelope provided.

VOTING PROCEDURES

          To support the Ranger nominees at the 2001 Annual Meeting, please sign and date the enclosed GREEN proxy card and return it to Morrow & Co. in the enclosed postage-paid envelope. Submitting a proxy will not affect your right to attend the 2001 Annual Meeting and vote in person.

How do I vote in person?

          If you owned Computer Associates common stock on the record date, July 5, 2001, you may attend the 2001 Annual Meeting and vote in person. If you are not the record holder of your shares, please refer to the discussion following the question “What if I am not the record holder of my shares?”

How do I vote by proxy?

          To vote by proxy, you should complete, sign and date the enclosed GREEN proxy card and return it promptly in the enclosed postage-paid envelope.

          To be able to vote your shares in accordance with your instructions at the 2001 Annual Meeting, we must receive your proxy as soon as possible but in any event prior to their being voted at the meeting. You may vote your shares without submitting a proxy to us if you vote in person, submit a proxy to the secretary of Computer Associates or, in some cases, if you provide appropriate instructions to the record holder of your shares.

What if I am not the record holder of my shares?

          If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You may have received either a blank, executed proxy card from the record holder (which you can complete and send directly to Ranger) or an instruction card (which you can complete and return to the record holder to direct its voting of your shares). If the record holder has not sent you either a blank, executed proxy card or an instruction card, you may contact the record holder directly to provide it with instructions. If you need assistance, please contact our solicitor, Morrow & Co., by telephone at 1-800-607-0088.

          If you do not have record ownership of your shares and want to vote in person at the 2001 Annual Meeting, you may obtain a document called a “legal proxy” from the record holder of your shares and bring it to the 2001 Annual Meeting. If you need assistance, please contact our solicitor, Morrow & Co., by telephone at 1-800-607-0088.

What should I do if I receive a white proxy card?

          Proxies on the white proxy card are being solicited by the incumbent board of directors of Computer Associates. If you submit a proxy to us by signing and returning the enclosed GREEN proxy card, do not sign or return the white proxy card or follow any voting instructions provided by Computer Associates unless you intend to change your vote, because only your latest-dated proxy will be counted.

          If you have already sent a white proxy card to Computer Associates, you may revoke it and provide your support to the Ranger nominees by signing, dating and returning the enclosed GREEN proxy card.

What if I want to revoke my proxy?

          If you give a proxy, you may revoke it at any time before it is voted on your behalf. You may do so in three ways:

•	By delivering a later-dated proxy to either Morrow & Co. or the secretary of Computer Associates; or

•	By delivering a written notice of revocation to either Morrow & Co. or the secretary of Computer Associates; or

•	By voting in person at the 2001 Annual Meeting.

          If you choose to revoke a proxy by giving written notice or a later-dated proxy to the secretary of Computer Associates, we would appreciate if you would assist us in representing the interests of stockholders on an informed basis by sending us a copy of your revocation or proxy or by calling Morrow & Co. at 1-800-607-0088. Remember, your latest-dated proxy is the only one that counts.

If I plan to attend the 2001 Annual Meeting, should I still submit a proxy?

          Whether you plan to attend the 2001 Annual Meeting or not, we urge you to submit a proxy. Returning the enclosed proxy card will not affect your right to attend the 2001 Annual Meeting and vote.

Who can vote?

          You are eligible to vote or to execute a proxy only if you owned Computer Associates common stock on the record date for the 2001 Annual Meeting, July 5, 2001. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the 2001 Annual Meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares. Based upon the definitive proxy statement filed by Computer Associates on July 18, 2001, 576,104,836 shares of Computer Associates common stock were outstanding on the record date for the 2001 Annual Meeting.

How many votes do I have?

          With respect to each matter to be considered at the 2001 Annual Meeting, each stockholder that is not a subsidiary of Computer Associates will have one vote for each share of Computer Associates common stock held by it on the record date. Based on documents publicly filed by Computer Associates, Computer Associates has no outstanding voting securities other than its common stock.

How will my shares be voted?

          If you give a proxy on the accompanying GREEN proxy card, your shares will be voted as you direct. If you submit a proxy to us without instructions, our representatives will vote your shares in favor of our nominees. Submitting a GREEN proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement that may arise at the 2001 Annual Meeting.

          Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

What is a quorum and why is it necessary?

          Conducting business at the 2001 Annual Meeting requires a quorum. For a quorum to exist, stockholders representing a majority of the votes eligible to be cast must be present in person or represented by proxy. Under the Delaware General Corporation Law, Computer Associates’ certificate of incorporation and Computer Associates’ by-laws, abstentions and broker non-votes are treated as present for purposes of determining whether a quorum exists.

What vote is required to approve each proposal and how will votes be counted?

          If a quorum is present, directors will be elected by a plurality of the votes cast. This means that the ten nominees receiving the highest number of votes will be elected as directors. Accordingly, abstentions and broker non-votes do not have the effect of a vote against the election of any nominees. Stockholders do not have the right to cumulate their votes.

           Each proposal other than the election of directors will be adopted if a majority of the shares represented at the meeting and entitled to vote on the proposal are voted in its favor. Accordingly, abstentions on each such proposal will have the same effect as a vote against the proposal. Broker non-votes will not have the effect of a vote for or against any such proposal.

How can I receive more information?

          If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call Morrow & Co. at 1-800-607-0088.

PROXY SOLICITATION AND EXPENSES

          The solicitation to which this proxy statement relates is being made by (i) Ranger; (ii) Ranger’s general partner, Ranger GP Governance, L.L.C.; (iii) the Ranger nominees; and (iv) Charles J. Wyly, Jr. (the “Participants”). The Participants may solicit proxies in person and by mail, press release, advertisements in newspapers, magazines and/or trade publications, telephone, telecopier, telegraph, electronic mail, Internet (World Wide Web) publication, television, radio and newspapers. No person identified above has or will receive compensation for soliciting proxies.

          The Participants will ask banks, brokers, custodians, nominees, other institutional holders and other fiduciaries to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. Ranger will reimburse those institutions for reasonable expenses that they incur in connection with forwarding our materials.

          Ranger has retained Morrow & Co., Inc. to solicit proxies on its behalf in connection with the 2001 Annual Meeting. Morrow & Co. may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 100 people in its efforts. Ranger has agreed to reimburse Morrow & Co. for its reasonable expenses, to indemnify it against certain losses, costs and expenses, and to pay it fees not to exceed $650,000. The agreement between Ranger and Morrow & Co. may be extended for an additional fee.

          The entire expense of our proxy solicitation is being borne by Ranger. Ranger may, particularly if the Ranger nominees are elected to Computer Associates’ board of directors, seek reimbursement of our expenses from Computer Associates. Ranger does not intend to seek stockholder approval of any such reimbursement.

          In addition to the costs related to the engagement of Morrow & Co., costs related to our solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total expenditures are expected to be approximately $[10,000,000]. Total payment of costs to date in furtherance of our proxy solicitation is approximately $[2,300,000].

INFORMATION ABOUT THE PARTICIPANTS

          Ranger, Ranger GP Governance, L.L.C., the Ranger nominees, and Charles Wyly are participants in Ranger’s solicitation of proxies for the 2001 Annual Meeting within the meaning of the federal securities laws. Information related to the Participants, including their beneficial ownership of Computer Associates common stock, is set forth on Annex A to this proxy statement and is incorporated into this proxy statement by reference. Except as set forth on Annex A, none of the Participants is party to any commercial dealing with Computer Associates or its subsidiaries that is required to be discussed in this proxy statement by the federal securities laws. Information in this proxy statement about each Participant was provided by that Participant.

INFORMATION ABOUT COMPUTER ASSOCIATES

          Based upon Computer Associates annual report on Form 10-K for the fiscal year ended March 31, 2001, the mailing address of the principal executive offices of Computer Associates is One Computer Associates Plaza, Islandia, New York, 11749.

           Annex B sets forth information obtained from Computer Associates’ public filings related to the beneficial ownership of Computer Associates common stock and is incorporated in this proxy statement by reference.

          Except as otherwise noted herein, the information in this proxy statement concerning Computer Associates has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. Although Ranger does not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of Ranger, or for any failure by Computer Associates to disclose events that may affect the significance or accuracy of such information.

OTHER MATTERS TO BE VOTED UPON

          Computer Associates has disclosed that, in addition to electing directors, stockholders will be asked at the 2001 Annual Meeting to vote upon (i) ratifying KPMG LLP as Computer Associates’ independent auditors for the fiscal year ending March 31, 2002 and (ii) approving Computer Associates’ 2001 Stock Option Plan. Ranger does not make any recommendations regarding these matters but, if you provide instructions regarding these matters on the enclosed proxy card, Ranger will vote your shares as you direct. Submitting a GREEN proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement that may arise at the 2001 Annual Meeting.

FUTURE STOCKHOLDERS’ PROPOSALS

          To be included in Computer Associates’ proxy statement for the 2002 annual meeting of Computer Associates stockholders (the “2002 Meeting”), a proposal by a Computer Associates stockholder must generally be received at Computer Associates’ principal executive offices not less than 120 calendar days before the anniversary of the date on which Computer Associates mails its proxy statement in connection with the 2001 Annual Meeting. However, if the 2002 Meeting is more than 30 days from the first anniversary of the 2001 Annual Meeting, the deadline for submitting a proposal is a reasonable time before Computer Associates begins to print and mail its proxy materials for the 2002 Meeting.

          In addition, Computer Associates’ by-laws require advance notice for any stockholder nomination or proposal in connection with any annual or special meeting of stockholders. Under Computer Associates’ by-laws, proposals for the 2002 Meeting generally must be received by Computer Associates at its principal executive offices not fewer than 60 or more than 90 days before the first anniversary of the 2001 Annual Meeting. However, if the 2002 Meeting is more than 30 days from the first anniversary of the 2001 Annual Meeting, the deadline is the close of business on the 10th day following the earlier of the day on which notice of the 2002 Meeting is mailed and the day on which the date of the 2002 Meeting is publicly disclosed.

* * * * * *

          We urge you to vote your shares in favor of the Ranger nominees by signing, dating and returning the enclosed GREEN proxy card in the postage-paid envelope provided.

          Questions or requests for additional copies of this proxy statement should be directed to:

445 Park Avenue
New York, NY 10022
1-800-607-0088

ANNEX A

INFORMATION CONCERNING RANGER AND OTHER
PARTICIPANTS IN ITS SOLICITATION OF PROXIES

          The following persons are participants (the “Participants” and, each, a “Participant”) in the solicitation of proxies in support of electing the Ranger nominees to the board of directors of Computer Associates: (i) Ranger; (ii) Ranger’s general partner, Ranger GP Governance, L.L.C.; (iii) the Ranger nominees; and (iv) Charles Wyly. The Ranger nominees are Richard J. Agnich, Robert E. Cook, Dennis Mitchell Crumpler, Mark Cuban, Dixon Doll, Wendy L. Gramm, Stephen R. Perkins, Cece Smith, Elizabeth Ann VanStory and Sam Wyly.

          Ranger is a Texas limited partnership that was formed to conduct this proxy contest and other activities related to the promotion of good corporate governance. Its principal place of business is Dallas, Texas and its address is 300 Crescent Court, Suite 1000, Dallas, Texas, 75201.

Occupations

          The present principal occupation or employment of each Ranger nominee is described in Ranger’s proxy statement under the heading “Election of Directors.” Charles Wyly’s principal occupation is Vice Chairman of Michaels Stores, Inc., an arts and crafts retailer. The address of Michaels Stores, Inc. is 8000 Bent Branch Drive, Irving, Texas, 75063. Charles Wyly’s business address is 300 Crescent Court, Suite 1000, Dallas, Texas, 75201.

Security Ownership

          The Participants and their associates may be deemed to have beneficial ownership of Computer Associates common stock as set forth below. Except for the shares beneficially owned by Charles Wyly and a portion of the shares beneficially owned by Dennis Crumpler, each Participant’s beneficial ownership results from an indirect interest in shares owned or deemed to be owned directly by Ranger. Most of the shares that Ranger is reported to own underlie exercisable options held by Ranger. The federal securities laws treat such options as having been exercised for purposes of reporting beneficial ownership.

Name	Amount of Beneficial Ownership Through Options and Otherwise		Percent of Class(7)
Ranger Governance, Ltd.	1,479,025	(1)	*
Ranger GP Governance, L.L.C.	1,479,025	(2)	*
Richard J. Agnich	20,000	(3)	*
Robert E. Cook	20,000	(3)	*
Dennis Mitchell Crumpler	23,500	(3)(4)	*
Mark Cuban	20,000	(3)	*
Dixon Doll	20,000	(3)	*
Wendy L. Gramm	20,000	(3)	*
Stephen R. Perkins	20,000	(3)	*
Cece Smith	20,000	(3)	*
Elizabeth Ann VanStory	20,000	(3)	*
Charles Wyly	636,810	(5)	*
Sam Wyly	1,479,025	(6)	*

(1)
Ranger beneficially owns 100 shares of Computer Associates’ common stock. Cede & Co. is the record holder of those 100 shares. Ranger also holds options to purchase 169,020 shares of Computer Associates common stock at a price per share of $24.1835 and options to purchase 1,309,905 shares of Computer Associates common stock at a price per share of $25.071. Ranger has sole, direct beneficial ownership of its shares and options. It exercises sole voting and investment power with respect to its shares and exercises sole investment power with respect to its options. If its options were exercised, Ranger would exercise sole voting power with respect to the shares purchased upon exercise.

(2)
Ranger GP Governance, L.L.C., as the sole general partner of Ranger, has sole, indirect beneficial ownership of the shares of Computer Associates common stock beneficially owned by Ranger and exercises the same voting and investment powers as Ranger.

(3)
Consists of a contingent economic interest in common stock beneficially owned by Ranger. The interest results from the letter agreement entered into between Ranger and each of its nominees. The letter agreements are described in Ranger’s proxy statement under the heading “Election of Directors.”

(4)
Includes 3,500 shares of Computer Associates common stock held by Crumpler Investment LP. Mr. Crumpler is the manager of CIMCO, LLC, which is the general partner of Crumpler Investment LP. As a result, he exercises sole, indirect voting and investment power with respect to the shares held by Crumpler Investment LP. The address of Crumpler Investment LP is c/o CIMCO, LLC at its address given above.

(5)
Includes 100,001 shares of Computer Associates common stock held by the Martha Caroline Wyly Trust, 100,001 shares held by the Charles Joseph Wyly III Trust, 100,000 shares held by the Emily Ann Wyly Trust and 100,001 shares held by the Jennifer Lynn Wyly Trust. Mr. Charles Wyly is the trustee of each trust, exercising sole voting and investment power. Also includes 236,807 shares held by Stargate, Ltd. The Charles J. Wyly, Jr. and Caroline D. Wyly Revocable Trust is the general partner of Stargate, Ltd. Mr. Charles Wyly is a co-trustee of The Charles J. Wyly, Jr. and Caroline D. Wyly Revocable Trust and exercises shared, indirect voting and investment power with respect to the shares held by Stargate, Ltd. Each trust identified in this footnote may be an associate of Charles Wyly. The address of each trust is c/o Charles Wyly at his business address given above.

(6)
Represents shares beneficially owned by Ranger. Ranger’s sole general partner is Ranger GP Governance, L.L.C., of which Mr. Sam Wyly is the sole member and the sole manager. As a result, Mr. Sam Wyly has sole, indirect beneficial ownership of the shares of Computer Associates common stock beneficially owned by Ranger and exercises the same voting and investment powers as Ranger.

(7)	Represents less than 1% of the outstanding common stock of Computer Associates.

          No Participant and no associate of any Participant (within the meaning of the federal proxy rules) beneficially owns any securities of Computer Associates other than common stock (and the accompanying rights under Computer Associates’ rights agreement) and the options described above. No Participant beneficially owns any securities of any parent or subsidiary of Computer Associates. No Participant has record but not beneficial ownership with respect to any securities of Computer Associates.

Transactions in Computer Associates Securities

          Other than the transactions described below, no Participant has purchased or sold any securities of Computer Associates in the past two years.

Transactions in Computer Associates
Common Stock by Sam Wyly

Date of Transaction	Nature of Transaction	Number of Shares of Computer Associates Common Stock
January 30, 2000	sale	156,000	(1)
January 31, 2000	sale	188	(1)
February 2, 2000	sale	39,314	(2)
February 2, 2000	sale	39,314	(3)
June 20, 2001	capital contribution	971,865	(4)

(1)	Represents sales of common stock by Tallulah, Ltd. Sam Wyly is the general partner of Tallulah, Ltd. and, as such, is deemed to have beneficial ownership of the shares held by it.
(2)	Represents the sale of common stock by the Andrew David Wyly Trust. Sam Wyly is the trustee of the trust and, as such, is deemed to have beneficial ownership of the shares held by it.
(3)	Represents the sale of common stock by the Christiana Parker Wyly Trust. Sam Wyly is the trustee of the trust and, as such, is deemed to have beneficial ownership of the shares held by it.
(4)	Represents the contribution to Ranger by Mr. Wyly of vested options to purchase common stock of Computer Associates.

Transactions in Computer Associates
Common Stock by Charles Wyly

Date of Transaction	Nature of Transaction	Number of Shares of Computer Associates Common Stock
April 19, 2001	sale	52,300	(1)
April 19, 2001	sale	24,426	(2)
April 19, 2001	sale	24,426	(3)
April 19, 2001	sale	24,426	(4)
April 19, 2001	sale	24,426	(5)
June 20, 2001	capital contribution	507,060	(6)

(1)
Represents a sale by Stargate, Ltd. The Charles J. Wyly, Jr. and Caroline D. Wyly Revocable Trust is the general partner of Stargate, Ltd. Mr. Charles Wyly is a co-trustee of The Charles J. Wyly, Jr. and Caroline D. Wyly Revocable Trust and exercised shared, indirect voting and investment power with respect to the sold shares.

(2)	Represents a sale by the Marta Caroline Wyly Trust, of which Charles Wyly is trustee. He exercised sole, direct voting and investment power with respect to the sold shares.
(3)	Represents a sale by the Charles Joseph Wyly III Trust, of which Charles Wyly is trustee. He exercised sole, direct voting and investment power with respect to the sold shares.
(4)	Represents a sale by the Emily Ann Wyly Trust, of which Charles Wyly is trustee. He exercised sole, direct voting and investment power with respect to the sold shares.
(5)	Represents a sale by the Jennifer Lynn Wyly Trust, of which Charles Wyly is trustee. He exercised sole, direct voting and investment power with respect to the sold shares.
(6)
Represents the contribution by Stargate, Ltd. to Ranger of vested options to purchase common stock of Computer Associates. The Charles J. Wyly, Jr. and Caroline D. Wyly Revocable Trust is the general partner of Stargate, Ltd. Mr. Charles Wyly is a co-trustee of The Charles J. Wyly, Jr. and Caroline D. Wyly Revocable Trust and exercised shared, indirect voting and investment power with respect to the contributed options.

Transactions in Computer Associates
Common Stock by Dennis Mitchell Crumpler

Date of Transaction	Nature of Transaction	Number of Shares of Computer Associates Common Stock
September 20, 2000	purchase	3,500	(1)

(1)	Represents shares purchased by Crumpler Investment LP, of which CIMCO, LLC is the general partner. Mr. Crumpler is the manager of CIMCO, LLC and has beneficial ownership of the purchased shares.

Arrangements, Interests and Transactions

          Except as listed below, no Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Computer Associates, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

•	Until June 20, 2001, Sam Wyly was a party to option agreements with Computer Associates. On June 20, 2001 Mr. Wyly contributed his options to Ranger, transferring the accompanying agreements.

•	On June 20, 2001, Stargate, Ltd. contributed 507,060 options to Ranger, transferring the accompanying agreements.

•
Ranger has entered into a letter agreement with each Ranger nominee other than Sam Wyly. The letter agreements indemnify the Ranger nominees against some losses and/or costs and expenses and provide them with compensation contingent upon election to Computer Associates’ board of directors. The letter agreements are described in Ranger’s proxy statement under the heading “Election of Directors.”

•
Ranger GP Governance, L.L.C., Sam Wyly and Charles Wyly agreed to form Ranger to conduct this proxy campaign and to engage in other activities related to the promotion of good corporate governance. They have agreed to hold and vote the Computer Associates common stock over which they exercise voting authority in favor of the Ranger nominees. Ranger was formed on June 14, 2001.

•
Ranger has entered into a Partnership Account Agreement with Bear Stearns Securities Corp. under which it acquired beneficial ownership in the 100 shares of Computer Associates common stock that it presently holds.

•
Ranger has agreed to indemnify Bear Stearns Securities Corp. against costs and expenses incurred by it in connection with its ministerial functions related to Ranger’s nomination of the Ranger nominees and its demand for information under Delaware law.

•
Tallulah, Ltd., of which Sam Wyly is the general partner, pledged common stock of Computer Associates to the Bank of America as collateral for a line of credit. The stock is no longer pledged and has been disposed of by Tallulah, Ltd. (as described above).

•
Stargate, Ltd. pledged common stock of Computer Associates to the Bank of America as collateral for a line of credit. The Charles J. Wyly, Jr. and Caroline D. Wyly Revocable Trust is the general partner of Stargate, Ltd. Charles Wyly is a co-trustee of The Charles J. Wyly, Jr. and Caroline D. Wyly Revocable Trust and exercises shared, indirect voting and investment power with respect to the shares held by Stargate, Ltd. The stock is no longer pledged.

          No Participant, no associate of any Participant and no person who is a party to any arrangement or understanding pursuant to which a Ranger nominee is proposed to be elected has any arrangement or understanding with any person with respect to any future employment by Computer Associates or its affiliates or with respect to any future transactions to which Computer Associates or any of its affiliates will or may be a party.

          Ranger, Ranger’s general partner and Sam Wyly and Charles Wyly have interests in the solicitation of proxies in support of the Ranger nominees from either direct or indirect beneficial ownership of the common stock of Computer Associates. Participants who are Ranger nominees are expected to receive customary compensation from Computer Associates in exchange for their services as directors, if elected. The Ranger nominees also have an interest in the solicitation through the letter agreements described in Ranger’s proxy statement under the heading “Election of Directors.”

          Except as described below, there has been no transaction or series of similar transactions since the beginning of Computer Associates’ last completed fiscal year, and there is no currently proposed transaction or series of similar proposed transactions, to which Computer Associates or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any Participant or any associate of any Participant had, or will have, a direct or indirect material interest.

•
Tallulah, Ltd. (“Tallulah”), of which Sam Wyly is the general partner and holds 97% of the limited partnership interests, entered into a sublease with Computer Associates on April 1, 2000, pursuant to which Tallulah, Ltd. agreed to lease office space from Computer Associates for $572,052 per year. The agreement was amended on October 8, 2000 to add additional office space, increasing the rent to $1,004,414 per year. It expires on July 30, 2006.

•	On October 3, 2000, Tallulah purchased $555,000 of furniture from Computer Associates.

•	On May 4, 2000, Tallulah purchased a split dollar life insurance policy on Sam Wyly from Computer Associates for $643,000.

•	On January 25, 2001, Cheryl Wyly (Sam Wyly’s wife) purchased one piece of art from Computer Associates for $15,000.

•
On May 20, 2000, C&S Aviation, a limited liability company, purchased a Gulfstream III airplane from Southwest Beta, Inc., a subsidiary of Computer Associates, for $10,575,000. Charles Wyly owns 51% of the membership interests and Sam Wyly owns 49% of the membership interests in C&S Aviation.

Additional Information About the Ranger Nominees

          No Ranger nominee presently holds any positions with Computer Associates. The Ranger nominees, if they are elected, are expected to elect Sam Wyly as chairman of Computer Associates’ board of directors. Sam Wyly has consented to serve in that capacity. The Ranger nominees, if they are elected, are expected to elect Cece Smith as chair of the audit committee of Computer Associates’ board of directors.

          Other than the arrangements described in the preceding paragraph and the letter agreements described in Ranger’s proxy statement under the heading “Election of Directors,” there is no arrangement or understanding between any Ranger nominee and any other person pursuant to which the Ranger nominee was selected as a nominee.

          There is no family relationship (within the meaning of the federal securities laws) between any Ranger nominee and (i) any other Ranger nominee or (ii) any director of Computer Associates, executive officer of Computer Associates or person nominated by Computer Associates to become a director or executive officer.

          Sam Wyly and Ranger have been named as defendants in a lawsuit filed by Computer Associates in the United States District Court for the Eastern District of New York on June 25, 2001. The lawsuit alleges breach of contract and violation of the disclosure provisions of the federal securities laws. Computer Associates seeks, among other things, injunctive and declaratory relief, as well as an order for specific performance, an order for corrective disclosure and unspecified compensatory damages. On July 9, 2001, Mr. Wyly and Ranger filed an answer, denying Computer Associates’ claims. Other than the suit brought by Computer Associates, there is, and has been, no legal or other proceeding involving any Ranger nominee that is required to be disclosed under the federal proxy rules.

          No Ranger nominee (i) has any business relationship that is required to be disclosed by the federal proxy rules; (ii) has had any such relationship since the beginning of Computer Associates’ most recently completed fiscal year; or (iii) has, since the beginning of Computer Associates’ last completed fiscal year, been indebted to Computer Associates or any of its subsidiaries in an amount that exceeds $60,000.

          No Ranger nominee and no associate of any Ranger nominee has received any compensation from Computer Associates as a director or executive officer of Computer Associates. Had the Ranger nominees been directors of Computer Associates and members of the compensation committee of Computer Associates’ board of directors during Computer Associates’ last completed fiscal year, there would have been no compensation committee interlocks within the meaning of the federal proxy rules.

Section 16(a) Beneficial Ownership Reporting Compliance

          No Ranger nominee has failed to file reports related to Computer Associates that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

ANNEX B

STOCK OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

          The following table sets forth, based solely upon the definitive proxy statement filed by Computer Associates on July 18, 2001, certain information as to the beneficial ownership of the Company’s common stock as of July 5, 2001 by the persons, other than members of the board of directors and management of the Company, known to the Company to own beneficially 5% or more of the outstanding common stock:

Name And Address Of Beneficial Owner	Number Of Shares Beneficially Owned		Percent Of Class (Rounded)
Walter Haefner/Careal Holding AG Utoquai 49 8022 Zurich, Switzerland	123,087,500	(1)	21.37%

FMR Corp. 82 Devonshire Street Boston, MA 02109	62,418,109	(2)	10.83%

(1)
According to a Schedule 13D/A filed on September 16, 1998, Walter Haefner, through Careal Holding AG, a company wholly-owned by Mr. Haefner, has sole voting power and sole dispositive power over 126,587,500 shares. According to a Form 4 filed in February 1999 by Mr. Haefner, he disposed of 3,500,000 of such shares.

(2)
According to a Schedule 13G filed on June 11, 2001 by FMR Corp. (“FMR”), FMR and certain controlling persons of FMR, have reported sole power to dispose or direct the disposition of 62,418,109 shares through the following wholly-owned subsidiaries: Fidelity Management & Research Company is the beneficial owner of 56,674,230 shares as a result of acting as investment advisor to various investment companies registered under the Investment Company Act of 1940; Fidelity Management Trust Company is the beneficial owner of 3,612,545 shares as a result of serving as investment manager under certain institutional accounts; Strategic Advisers, Inc., a provider of investment advisory services to individuals is the beneficial owner of 1,324 shares and Fidelity International Limited is the beneficial owner of 2,130,010 shares. FMR and certain controlling persons of FMR report having the sole power to vote or direct voting of 5,151,379 shares.

BOARD AND MANAGEMENT OWNERSHIP

          The following table sets forth, based solely upon the definitive proxy statement filed by Computer Associates on July 18, 2001, certain information as to the beneficial ownership of the Company’s common stock as of July 5, 2001 for (i) each director and nominee of the Company, including Charles B. Wang, the Chairman, Sanjay Kumar, President and Chief Executive Officer, and Russell M. Artzt, Executive Vice President-Research and Development; (ii) the two most highly compensated executive officers for the year ended March 31, 2001 (other than Messrs. Wang, Kumar, and Artzt); and (iii) all current directors and executive officers as a group (16 persons). Information with respect to beneficial ownership is based upon information furnished to the Company by each security holder. Except as otherwise noted, each person has reported sole voting and sole dispositive power with respect to the shares shown as beneficially owned.

Name Of Beneficial Owner	Number Of Shares Beneficially Owned(1)(2)		Percent Of Class
Directors and Nominees:
Russell M. Artzt	2,441,200		*
Linus W. L. Cheung	13,500		*
Alfonse M. D’Amato	—		*
Willem F.P. de Vogel	71,052		*
Richard A. Grasso	62,250		*
Shirley Strum Kenny	13,000		*
Sanjay Kumar	4,534,278	(3)	*
Roel Pieper	13,500		*
Lewis S. Ranieri	—		*
Charles B. Wang	34,422,542	(4)	5.90%
Non-Directors:
Stephen Richards	274,929		*
Ira H. Zar	603,760		*
All Directors and Executive Officers as a Group (16 persons)	42,814,353		7.26%

*	Represents less than 1% of the outstanding common stock.
(1)
Includes shares that may be acquired within 60 days after July 5, 2001 through the exercise of stock options as follows: Mr. Artzt, 1,219,275; Mr. D’Amato, 13,500; Mr. de Vogel, 54,000; Mr. Grasso, 47,250; Mr. Kumar, 1,201,518; Mr. Pieper, 13,500; Mr. Wang, 7,137,022; Mr. Richards, 273,423; Mr. Zar, 586,318; and all Directors and Executive Officers as a Group, 13,777,042.

(2)
Includes shares credited to the executives’ accounts in the Company’s tax-qualified profit-sharing plan as follows: Mr. Artzt, 21,023; Mr. Kumar, 33,832; Mr. Wang, 1,706; Mr. Richards, 707; Mr. Zar, 2,930; and all Directors and Executive Officers as a Group, 90,218.

(3)
Includes (i) 2,025 shares held in accounts for minor children for which Mr. Kumar serves as the custodian, (ii) 82,292 shares owned by a 501(c)(3) foundation of which Mr. Kumar serves as the trustee, (iii) 55,867 shares held in a trust for the benefits of descendants of Mr. Kumar of which Mr. Kumar’s wife is a co-trustee, and accordingly shares voting and dispositive power, and (iv) an aggregate of 2,395,242 shares owned by Mr. Kumar that are pledged or deposited as collateral for available lines of credit and/or outstanding loans with UBS AG, which aggregate number of shares is in excess of the minimum number of shares that must be pledged or deposited as collateral based on the current outstanding loan balances and the current trading price of the Common Stock. Mr. Kumar disclaims beneficial ownership of the shares referenced in clauses (i), (ii) and (iii) of the first sentence of this note (3).

(4)
Includes (i) 180,652 shares owned directly and as trustee for a minor by Mr. Wang’s spouse, an employee of a subsidiary of the Company, 2,919,013 shares subject to employee stock options held by Mr. Wang’s spouse, which are exercisable within 60 days after July 5, 2001, and 1,355 shares credited to the account of Mr. Wang’s spouse in the Company’s tax-qualified profit-sharing plan, (ii) 4,680,465 shares owned by 501(c)(3) foundations of which Mr. Wang serves as a director, (iii) 9,086 shares owned as trustee for one of Mr. Wang’s minor children, and (iv) an aggregate of 9,194,459 shares owned by Mr. Wang that are pledged or deposited as collateral for available lines of credit and/or outstanding loans with UBS AG and Bank America Securities, which aggregate number of shares is substantially in excess of the minimum number of shares that must be pledged or deposited as collateral based on the current outstanding loan balances and the current trading price of the Common Stock. Mr. Wang disclaims beneficial ownership of the shares referenced in clauses (i), (ii) and (iii) of the first sentence of this note (4).

P
R
O
X
Y

Preliminary Copy. Subject to Completion. July 19, 2001.

GREEN PROXY CARD
APPENDIX

COMPUTER ASSOCIATES INTERNATIONAL, INC.

PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS
AUGUST 29, 2001 AT 10:00 A.M.

THIS PROXY IS SOLICITED BY RANGER GOVERNANCE, LTD. AND
NOT BY THE BOARD OF DIRECTORS OF COMPUTER ASSOCIATES INTERNATIONAL, INC.

          The undersigned stockholder of Computer Associates International, Inc. hereby appoints [Sam Wyly,                                and                                      ], and each of them, as attorneys and proxies, each with power of substitution and revocation, to represent the undersigned at the Annual Meeting of Stockholders of Computer Associates International, Inc. to be held on August 29, 2001 at 10:00 a.m., local time, and at any adjournment, postponement or rescheduling thereof, with authority to vote all shares held or owned by the undersigned in accordance with the directions indicated herein.

          Receipt of the Proxy Statement is hereby acknowledged.

          This proxy, when properly executed, will cause your shares to be voted as you direct. If you return this proxy, properly executed, without specifying a choice, your shares will be voted in favor of the nominees identified on the reverse side.

(Continued and to be signed on the reverse side)

RANGER GOVERNANCE, LTD. RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED BELOW.

1.	Election of Directors.

NOMINEES: Richard J. Agnich, Robert E. Cook, Dennis Mitchell Crumpler, Mark Cuban, Dixon Doll, Wendy L. Gramm, Stephen R. Perkins, Cece Smith, Elizabeth Ann VanStory and Sam Wyly

	☐ FOR all nominees	☐ WITHHOLD AUTHORITY to vote for all nominees	☐ FOR all nominees, except vote withheld from the following nominee(s):

2.	Approval of the Computer Associates International, Inc. 2001 Stock Option Plan.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3.	Ratification of the appointment of KPMG LLP as the independent auditors of Computer Associates International, Inc. for the fiscal year ending March 31, 2002.
☐ FOR ☐ AGAINST ☐ ABSTAIN

4.	Other Matters.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED
TO THE MEETING OR ANY ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF AND IS UNKNOWN TO RANGER AND ITS
REPRESENTATIVES A REASONABLE TIME BEFORE THE COMMENCEMENT OF RANGER’S SOLICITATION OF PROXIES.

, 2001
Date

Signature (Please sign exactly as your name appears to the left)

Additional Signature (if held jointly)

Title

Please sign exactly as your name appears above. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies previously given by the signer to vote at the 2001 Annual Meeting of Stockholders of Computer Associates International, Inc., and any adjournment, postponement or rescheduling thereof.